Media Release

FOR IMMEDIATE RELEASE

Serono ceases purchase of Genset shares on Nouveau Marché at € 9.75

Geneva, Switzerland, and Paris, France, December 02, 2002 Serono S.A. (Virt-x:
SEO, NYSE: SRA) announced today that Serono France Holding S.A. will cease to purchase Genset S.A. shares at a price of €9.75 on the Nouveau Marché of Euronext Paris as of Friday December 6, 2002, end of trading day. Serono France Holding S.A. nonetheless reserves the right to acquire Genset shares in the future in function of any opportunities that may arise.
As of November 29th, Serono France Holding S.A. held:

        •         7,619,719 Genset shares, representing 92.3% of the shares outstanding;

        •         515,931 Genset bonds convertible or exchangeable into new or existing                   shares (OCEANEs), representing 98.8% of the OCEANEs outstanding;

        •         all the warrants outstanding.

***

These materials contain certain statements that are neither reported financial results nor other historical information. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Serono’s and Genset’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

-more-

About Serono
Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are twenty-one new molecules in development.

In 2001, Serono achieved worldwide revenues of US$1.38 billion, and a net income of US$317 million, making it the third largest biotech company in the world based on revenues. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

About Genset
Genset is a genomics-based biotechnology company focused on generating a pipeline of drug targets and drug candidates in the areas of CNS and metabolic disorders. Genset has successfully used its integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and its portfolio of genomic patents, Genset discovers and validates novel drug targets and candidates for its own account. Its teams have already discovered and launched the development of a lead protein in the metabolism field named Famoxin, and are continuing their research with a view to discovering and developing other drugs. Genset’s news releases are available on the Company’s Web site at http://www.genset.fr.

For more information, please contact:

    Serono in Geneva, Switzerland:
    Media Relations:
    Tel: +41-22-739 36 00
    Fax: +41-22-739 30 85
    http://www.serono.com

    Serono, Inc., Rockland, MA
    Media Relations:
    Tel. +1 781 681 2340
    Fax: +1 781 681 2935
    http://www.seronousa.com

GENSET
+331 6079 66 66
Marc Vasseur
Chairman & CEO	Investor Relations: Tel: +41-22-739 36 01 Fax: +41-22-739 30 22 Reuters: SEOZ.VX / SRA.N Bloomberg: SEO VX / SRA US	Image Sept France: Tel : + 33 1 53 70 74 68 Fax : + 33 1 53 70 74 80

GENSET is listed on the Nouveau Marché of the Paris Bourse
Euroclear: 5433 -- Bloomberg: GNST FP - Reuters: GEN.F

-end-